1

Form 51-102F1

Annual Management Discussion and Analysis

For

NDT VENTURES LTD.

Containing Information up to and including September 16, 2004

Forward-Looking Information

When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.  Such statements are used to describe management’s future plans, objects and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Overall Performance

The Company is engaged in the location, acquisition, exploration and, if warranted, development of mineral resource properties throughout the Americas. Currently, the Company’s exploration activities are focused on mineral properties situated in Manitoba, Nunavut and Nevada. The Company also maintains mineral properties in the Voisey’s Bay area of Labrador and Newfoundland as well as in Argentina and Peru.

Details of the Company’s operating segments in 2004 comparable to its 2003 and 2002 performance, on a geographical basis, are as follows:

2004	Canada	United States	South America	Total
Assets	$1,575,678	$151,678	$70,584	$1,797,940
Capital Expenditures	$495,537	$239,459	$66,417	$801,413
Loss for the Year	$417,763	$199,279	$34,909	$651,951

2003	Canada	United States	South America	Total
Assets	$2,155,798	$41,032	$39,076	$2,235,906
Capital Expenditures	$332,878	$298,479	$10,597	$641,954
Loss for the Year	$1,420,998	$274,379	$6,872	$1,702,249

2002	Canada	United States	South America	Total
Assets	$2,766,874	$-	$35,350	$2,802,224
Capital Expenditures	$230,587	$-	$144,064	$374,651
Loss for the Year	$415,028	$-	$135,754	$550,782

NDT Ventures Ltd.

Annual Management Discussion and Analysis

The Company’s head office and several of its resource properties are located in Canada.  Additionally, in the current and prior fiscal years, the Company acquired several resource properties in the state of Nevada, U.S.A. and continued its exploration activities in South America.  Exploration expenditures have increased steadily from year to year, with $363,351 spent on exploration for the 2002 fiscal year, $641,954 spent in 2003 and $801,413 in exploration expenditures in 2004.

Highlights of technical and corporate developments for fiscal 2004 include:

  The acquisition of the Trend Project. These claims were acquired based on research that defined subtle structural zones in a pediment area along the Battle Mountain-Eureka mineral trend.

  The acquisition of the Domain Project. This exploration permit encompasses approximately 14,000 hectares, over a permissive greenstone belt, situated in northern Manitoba.

  The acquisition of the Nevada Nine Projects.  These nine properties are situated in Pershing and Humboldt Counties, Nevada, within recognized mineral districts, and are situated in geologically favorable settings.

  Successful completion of a brokered private placement. In July 2004, the Company completed an equity offering of 3,500,000 units for aggregate gross proceeds of $700,000.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for NDT for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and the related notes thereto.

	2004	2003	2002
Total revenue	$ -	$ -	$ -
General and administrative expenses	397,137	386,854	369,395
Write off of exploration costs on outside properties and properties abandoned	285,818	1,279,483	238,574
Income (loss) from continuing operations:
- In total	(651,951)	(1,702,249)	(550,782)
- Basic and diluted loss per Share	(0.02)	(0.06)	(0.02)
Net income (loss); - In total	(651,951)	(1,702,249)	(550,782)
- Basic and diluted loss per Share	(0.02)	(0.06)	(0.02)
Total Assets	1,797,940	2,235,906	2,802,224
Total long-term financial liabilities	Nil	Nil	Nil

NDT Ventures Ltd.

Annual Management Discussion and Analysis

The Company capitalizes all acquisition and exploration costs until the property to which those costs related is placed into production, sold or abandoned. The decision to abandon a property is largely determined from exploration results and the amount and timing of the Company’s write-offs of capitalized resource property costs will vary in a fiscal period from one year to the next and cannot be predicted in advance. The Company also writes-off general and generative exploration costs quarterly.   Exploration write-offs of $1,279,483 during the year ended May 31, 2003 significantly increased the Company’s loss for the fiscal year as compared to the prior year when exploration write-offs of $238,574 contributed to a total loss of $550,782 for the year ended May 31, 2002 and as compared to the current year ended May 31, 2004 where exploration write-offs totaled $285,818, contributing to a total loss of $651,951.

General and administrative expenses have remained relatively consistent from year to year, rising less than 5% per year.  Expenses increased during the year ended May 31, 2004 due to higher costs for shareholder communications and general office expense and the adoption of full fair value based accounting for all stock-based compensation.  General and administrative expense will typically increase in tandem with exploration and financing activities.

The Company’s loss for the year is also affected by the amount of interest income that is earned on cash balances available for short-term investments, as well as gains and losses from the sale of marketable securities and foreign exchange gains and losses.  The Company’s primary source of funds is through the sale of securities.  The Company invests cash that is not immediately required for use in low-risk, short-term, interest-bearing investments.  Interest income varies from year to year depending upon the amount of cash available for short-term investment and current interest rates.  Foreign exchange gains and losses will vary in relation to exchange rates and the strength of the Canadian dollar.  The Company is exposed to some exchange rate fluctuations due to its resource property interests in the United States and South America.

The Company’s loss of $651,951 for the year ended May 31, 2004 can be attributed primarily to a $285,818 write-off of capitalized resource property costs (2003 - $1,279,483; 2002 - $238,574).  The Company’s capitalized resource property costs totaled $736,853 as at May 31, 2004 as compared to $170,153 as at May 31, 2003 and $765,750 as at May 31, 2002..

Results of Operations

The Company’s net loss for 2004 was $651,951 or $0.02 per share compared to a loss of $1,702,249 or $0.06 per share in 2003 and a loss of $550,782 or $0.02 per share in fiscal 2002. The decrease in the Company’s net loss for 2004 is due to a smaller resource property cost write-off (2004 – $285,818; 2003 - $1,279,483; 2002 - $238,574), increased general and administrative expenses (2004 - $397,137; 2003 - $386,854; 2002 - $369,395), a lower foreign exchange loss on conversion of US currencies (2004 - $1,699; 2003 - $36,996; 2002 - $3,903 gain), higher interest income (2004 - $33,570; 2003 - $25,721; 2002 - $68,848) and lower write-downs of investments (2004 - $1,669; 2003 - $24,637; 2002 - $15,564). In addition, the prospective adoption of full fair value based accounting for stock-based compensation contributed an additional $16,570 to the Company’s loss for the year (2003 - $nil; 2002 - $nil).  A decrease in management and administrative fees from $180,000 per year in the years ended 2002 and 2003

NDT Ventures Ltd.

Annual Management Discussion and Analysis

to $150,000 in the year ended May 31, 2004 partially offset the increase in other general and administrative expenses.

During the twelve months ended May 31, 2004, the Company wrote-off capitalized resource property costs for several properties in Nevada, including the Black Hills and Jenny claims ($46,233), the CC claims ($2,078), resource property costs associated with the Hannah property ($16,619) and Pasco Canyon ($88,137).  In addition, the Company also wrote off general exploration costs for Canada ($50,803), the United States ($46,212) and South America ($34,909).  The write-off of $285,818 for the current year was significantly less than the prior year, when the Company wrote-off capitalized resource property costs totaling $1,279,483.  The prior year’s write-off related primarily to resource properties in Northern Canada and the United States and included costs incurred on the Takla claims in Labrador ($617,462), Amarok ($283,991), the Fox ($62,184), and the CC claims ($131,759) and on outside property evaluations (U.S.A. - $142,620; Canada - $34,595; South America - $6,872). The resource property costs written off in fiscal 2002 related to the abandoned Antaña project in Peru ($19,511), outside property evaluations ($103,860); and general South America ($115,203).

Over the past three fiscal years, there has been a trend in slightly increased general and administrative expenses (2004 - $397,137; 2003 - $386,854; 2002 - $369,395) because the Company’s activity levels have increased with a resurgence in interest and investment in mineral exploration and due to rising costs associated with regulatory compliance and shareholder communications. Regulatory compliance costs were approximately $46,000 per year in 2004 and 2003, up significantly from $26,271 in 2002 due to increased regulatory disclosure requirements and compliance costs. Salary expense continues to decrease (2004 - $17,353; 2003 - $51,181; 2002 - $59,524) as the CEO allocates a greater percentage of his time on investor relations and shareholder activities. Shareholder information and meeting expense continues to increase (2004 - $49,936; 2003 - $23,928; 2002 - $14,453), as does the cost for general office expense (2004 - $43,331; 2003 - $19,618; 2002 - $25,415) and travel and promotion (2004 - $35,450; 2003 - $22,096; 2002 - $20,799). The amount charged by International Northair Mines Ltd., a related company, under a management service agreement decreased by $30,000 in 2004 because the level and scope of service provided under the terms of the agreement decreased (in 2003 and 2002 the Company paid Northair $180,000 per annum).

The exchange rate from Canadian dollars to US funds was not as significant in 2004 compared to 2003 and 2002. The Company sustained a foreign exchange loss of $1,699 compared to a loss of $36,996 in 2003 and a gain of $3,903 in 2002.

Interest income in the current year improved by $7,849 (2004 - $33,570; 2003 - $25,721; 2002 - $68,848) because the Company had larger cash balances available for short-term investment as a result of a short-form offering in April 2003.  Gross proceeds from this financing were $1,251,000, resulting in an ending cash balance as at May 31, 2003 of $1,867,100.

The Company has a portfolio of investments accounted for on the cost basis because the Company has less than 20% interest in and/or no significant influence over the investee companies. These investments are written down to net realizable value when the decline in value is deemed to be other than temporary. During the year 2004, these investments were written down by $1,669 (2003 - $24,637; 2002 - $15,564).

NDT Ventures Ltd.

Annual Management Discussion and Analysis

NDT’s exploration activities are currently focused on the Domain Project in northern Manitoba, the Melville Project in Nunavut and on the Nevada Nine Properties in the United States.

Melville Diamond Project, Nunavut

The Melville Diamond Project covers approximately 4,243 square km of prospective ground situated within 60 km of the diamondiferous AV-1 and AV-2 kimberlites now being explored by Stornoway Diamond Corporation.  NDT and its joint venture partner, Strongbow Exploration Inc. are earning a collective 60% interest (30% each) in the Fury, Sarcpa and Gem Properties from Stornoway and BHP Billiton.

During the year ended May 31, 2003, the Company completed a short form offering and raised $1,000,800 for exploration expenditures on the Melville Project and other Canadian exploration projects.

	Estimated use of proceeds from SFOD	Actual to May 31, 2004	Variance
MELVILLE PROJECT:
Airborne geophysical survey	$ 125,000	$ 136,873	$ 11,873
On-site quality control	5,000	-	(5,000)
Till sample collection/processing	110,000	121,111	11,111
Ground geophysical surveying	100,000	-	(100,000)
Drilling – stage 1	225,000	-	(225,000)
Drilling – stage 2	435,800	-	(435,800)
Other	-	19,583	19,583
Total exploration expenditures	$ 1,000,800	$ 277,567	$ (723,233)

Airborne geophysical survey costs were higher than budgeted because the kilometres surveyed increased from 18,900 to 19,500, and the cost per kilometre was higher than anticipated. The budget for till sample collection was based on 220 samples. The actual till sampling costs relate to 245 till samples. The ground geophysics and drilling are not scheduled, which accounts for the favourable variance.

In 2003, NDT and Strongbow completed a fixed wing aeromagnetic survey over the Fury permits and collected a total of 245 heavy mineral samples from Fury, Sarcpa and Gem. Interpretation and analysis of the magnetic data has resulted in the identification of 95 anomalous responses. Five anomalous heavy mineral samples from Fury have returned kimberlitic pyrope garnet grains and a sample from Gem returned several mineral grains of probable kimberlitic affinity.

NDT Ventures Ltd.

Annual Management Discussion and Analysis

NDT and Strongbow Exploration Inc. have commenced a planned $300,000 exploration program this year to follow-up and prospect selected high priority geophysical targets on the Fury property and the collection of approximately 140 heavy mineral samples to confirm and further investigate anomalous sample results on both Fury and the Gem property. No further exploration is planned this year for Sarcpa, however the property is located in a strategic area and exploration expenditures incurred to date are sufficient to hold the permits for several years.   Further exploration on the Fury and the Gem properties will be dependent on the results received from this years’ exploration program.

Domain Project, Northern Manitoba

In 2003 Company acquired a large land position over portions of the God’s Lake greenstone belt in northern Manitoba.   The mineral exploration license, measuring 20 kilometers by seven kilometers, totals approximately 14,000 hectares, and is situated approximately 120 kilometres southeast of Thompson.

Limited exploration work was completed by others in the area, in the 1960’s and 1980’s, as part of regional grass roots programs.  This work included the completion of air and ground magnetic and EM surveys that defined multiple northwest trending anomalies.  The most extensive of these extends for over 10 kilometers with sub-parallel zones traced for up to four kilometers. Four shallow drill holes tested a 100 metre segment on one of the more prominent trends. All of the holes intersected mineralized banded iron formation, with values including; 5.4 g/t gold over 4.1 metres, 5.03 g/t gold over 2.6 metres and 12.6 g/t gold over 1.32 metres. The geophysical signature associated with this mineralization has been traced two kilometers to the northwest to the limit of the survey and over one kilometer to the southeast.  Elsewhere on the property, limited drilling has intersected other zones of significant gold mineralization, including 3.18 g/t over 1.55 metres and 5.64 grams over 0.2 metres.

The Domain Project is situated within a highly perspective greenstone belt of Manitoba with limited work by others having established the presence of gold in banded iron formation.  Known drilled mineralization is open and several large untested targets remain to be explored.

Logistically, the Domain Project is well located, with a major winter road and regional power line transecting the property.  It is proximal to a community that offers scheduled air and basic support services.   In early 2004 the Company completed a program of ground magnetic and horizontal loop electromagnetic surveying and carried out detailed reviews of all available data. Previous target areas were re-established and expanded in preparation for possible further exploration which would occur in early 2005.

Nevada Nine Projects

Over the past few years NDT has been actively seeking quality gold and silver prospects in Nevada.  In 2004 negotiations commenced with the private company to acquire a group of properties in Nevada. Nine of the properties fit NDT property criteria, as all are situated in geologically favorable settings with anomalous to high-grade gold in outcrop.  All the properties

NDT Ventures Ltd.

Annual Management Discussion and Analysis

lie in Pershing and Humboldt Counties within recognized mineral districts. Drill targets already exist or could be established with a minimum work program.

Subsequent to finalizing the deal initial property visits and data reviews were completed on all the prospects with detailed work completed or in progress on several. The evaluation and prioritization process continues on the properties with the objective of rating the prospects and establishing our level of interest and overall project commitment including possible drilling.

Of the nine prospects, Golden Shear has the most obvious potential and detailed mapping and sampling has been completed.  The remaining properties are a mix of bonanza vein prospects and sediment hosted bulk mineable targets.  Most of these have geologic similarities to former or producing properties within the same geologic provinces such as Florida Canyon and, Relief Canyon. It is anticipated that at least one of the projects will be drilled in late 2004 or early 2005.

Risks and Uncertainties

Early Stage - Need For Additional Funds

As an exploration stage company, NDT has no history of profitable operations and its current exploration projects are at an early stage.  Therefore NDT is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenue.  There is no assurance that NDT will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

NDT has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although NDT has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that NDT will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

The Company has accumulated net losses pertaining to its exploration activities of approximately $18.8 million to May 31, 2004. There can be no assurance that significant additional losses will not occur in the near future or that the Company will be profitable in the future. The Company anticipates that its operating expenses and capital expenditures will increase in subsequent years as it adds the consultants, personnel and equipment associated with advancing exploration and development of its properties. The amounts and timing of expenditures will depend on the progress and success of ongoing exploration, subsequent development, the results of consultant analysis and their recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the acquisition of additional properties and other factors, many of which are beyond the Company’s control.

There is no assurance that NDT’s exploration activities will result in any discovery of commercial bodies of ore. The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to continue to incur losses unless and until such time as one or more properties are placed into commercial production thereby generating sufficient revenue to fund the Company’s continued operations.

NDT Ventures Ltd.

Annual Management Discussion and Analysis

The Company anticipates that it has sufficient financial resources to undertake all of its currently planned exploration programs through May 31, 2005. Beyond that, the Company intends to rely on accumulated cash reserves, if any; cash generated from operations, if any; debt, public and private financing, all of which may or may not be achievable. There is no assurance that additional funding when required will be available on acceptable terms and conditions. Failure to obtain additional funding could result in the delay or indefinite postponement of further exploration and the partial or total loss of the Company’s interest in its properties.

Exploration and Development

Mineral exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover diamond deposits but also from finding diamond deposits that, though present, are insufficient in quantity and quality to return a profit from production.

The Company’s properties are in the exploration stage and are without a known body of commercial ore. There is no assurance that the Company will discover a body of commercial ore on any of its properties.

Development of a mineral property would follow only if favourable exploration results are obtained. Several years may pass between the discovery of a deposit and its exploitation. Few properties that are explored are ultimately developed into producing mines. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration activities, which may be affected by a number of factors.

Substantial expenditures are required to establish ore reserves through various exploration techniques including drilling, the development of metallurgical processes to extract metals from the ore and the design and construction of processing facilities and other infrastructure at a mine site. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantity and grade to justify commercial production or that the financing required can be obtained on a favourable and timely basis.

In conducting its exploration and development activities, the Company relies on calculations as to the mineralization and corresponding grades, which by their nature are not exact. Until ore is actually mined and processed, mineralization and grade must be considered estimates only.

The quality of economic commodities will also vary depending on metal prices, which historically have been cyclical and dependent on many factors beyond the Company’s control, including changes in investment trends and international monetary systems, political events and changes in supply and demand for mineral product on public and private markets. Any changes in mineralization estimates, ore grades or stripping ratios will affect the economic viability of a mineral property. Further, short term operating factors relating to ore deposits, including a need for orderly development of the ore body and the processing of new or difficult ore grades may affect the profitability of a mining operation in any particular accounting period.

NDT Ventures Ltd.

Annual Management Discussion and Analysis

Dependence on Management and Conflicts of Interest

The success of the operations and activities of the Company is dependent to a large extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on the discretion and judgment of the Company’s management. Locating mineral deposits depends upon a number of factors, including the expertise and skill of the exploration personnel involved.

The loss of services of any of its management could have a material adverse effect on the Company. The Company has not entered into employment agreements with any of its officers and does not expect to do so in the foreseeable future. The Company does not maintain key employee insurance on any of its officers or directors. To date, the Company has not engaged in succession planning.

All directors and a majority of its officers are directors and/or officers of other mineral resource companies. While the Company believes that its officers devote adequate time to effectively manage the Company there can be no assurance that such other positions will not negatively impact an officer’s duties for the Company. The directors and officers of the Company may also have significant shareholdings in other resource companies. From time to time, such associations could give rise to conflicts of interest.

To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The directors of the Company are required by the Business Corporations Act (British Columbia) and by common law to act honestly and in good faith with respect to the Company’s affairs and to disclose the nature and extent of any conflict. In determining whether or not the Company will participate in a particular transaction the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Operating Hazards and Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. Any one of these operating hazards could result in damage to or the destruction of life and property, environmental damage and possible legal liability for any or all damage. It is not always possible to fully insure against such risks and the Company may decide not to purchase insurance against such risks as a result of high premiums or other reasons. NDT maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event NDT could incur significant costs that could have a materially adverse effect upon its financial condition.

Volatility of Gold and Other Metal Prices

The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or

NDT Ventures Ltd.

Annual Management Discussion and Analysis

other metals. Depending on the price of gold or other metals, the Company may determine that it is impractical to continue exploration or to commence or continue commercial production.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by produces, central banks and purchases of gold and production and cost levels in major gold-producing regions. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold effects gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price. If gold prices should decline and remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue exploration activities.

Price of Diamonds

The diamond exploration business is intensely competitive and there is no assurance that, even if commercial quantities of diamonds are discovered, a profitable market will exist for the sale of diamonds produced. Factors beyond the control of the Company may affect the marketability of any diamonds or other minerals discovered. Pricing is affected by numerous factors beyond the Company’s control such as international economic and political trends, global or regional consumption and demand patterns, increased production and the influence of the world’s largest diamond producer, De Beers Consolidated Mines Ltd. There is no assurance that the price of any diamond deposit will be such that it can be mined at a profit.

Environmental Regulations, Permits and Licenses

NDT's operations are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, safety and other matters.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a direction of stricter standards, and enforcement, and higher fines and penalties for non-compliance.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.  NDT intends to fully comply with all environmental regulations.

NDT Ventures Ltd.

Annual Management Discussion and Analysis

The current operations of NDT require permits from various domestic and foreign authorities and such operations are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. NDT believes it is in substantial compliance with all material laws and regulations, which currently apply to its activities.  There can be no assurance, however, that all permits which NDT may require for its operations and exploration activities will be obtainable on reasonable terms or on a timely basis or that such laws and regulations would not have an adverse effect on any mining project which NDT might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on NDT and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Currency Fluctuation

The Company’s exploration activities outside of Canada make it subject to foreign currency fluctuations and this may adversely affect the Company’s financial position and results of operations. The Company does not currently engage in currency hedging activities other than maintaining some funds in U.S. dollar investments until such time as funds are required.

Title Matters

Although the Company has reviewed and is satisfied with the title for any mineral claim in which it has a material interest, this should not be construed as a guarantee of title. Properties may be subject to prior unregistered agreements or transfers, or native land claims, and title may be affected by undetected defects. Surveys have not been carried out on the majority of the Company’s mineral properties, therefore in accordance with the laws of the jurisdiction in which such properties are situated, their existence and area could be in doubt.

Political and Economic Uncertainties of Operations in Foreign Countries

Some of the Company’s assets are located outside of Canada. The Company’s mineral exploration activities may be affected in varying degrees by the political stability in any foreign country and the foreign government’s regulations relating to the mining industry and foreign investors. Any changes in regulations or shifts in political conditions are beyond the control of

NDT Ventures Ltd.

Annual Management Discussion and Analysis

the Company and may adversely affect its business. NDT’s activities in foreign jurisdictions may be affected in varying degrees by government regulations with respect prospecting, development, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters such as restrictions on production, repatriation of profits, price controls, export controls, income taxes and expropriation of property.

Uncertainties Associated with the Calculation of Reserves and Mineralization

There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. Until reserves or mineralization are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. In addition, the quantity and quality of reserves and mineralization may vary depending on metal prices. Any material change in quantity and/or quality of reserves, mineralization, grade or stripping ration may affect the economic viability of the Company’s properties. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions during production.

Supplies, Infrastructure and Weather

NDT’s property interests in Canada are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured.  These are integral requirements for exploration, development and production facilities on mineral properties.  Power may need to be generated on site.

Due to the remoteness of some its exploration projects, the Company is forced to rely heavily on air transport for the supply of goods and services. Air transport in northern Canada is very susceptible to disruptions due to adverse weather conditions, resulting in unavoidable delays in planned programs and/or cost overruns.

Inflation

Recent, improved market conditions for resource commodities after several years of record low prices has resulted in a dramatic increase in mineral exploration investment and activity.  While inflation has not been a significant factor affecting the cost of goods and services in Canada or the United States in recent years, this renewed exploration activity has resulted in a shortage of experienced technical staff, and heavy demand for drillers, geophysical surveying crews and other goods and services needed by the exploration community.

It is difficult at this stage to quantify the effect of increased demand for these goods and services used in NDT’s exploration programs particularly in northern Canada. However, there is anecdotal evidence that cost increases during the upcoming field season will be considerably higher than the rate of inflation prevailing in other sectors of the economy. Exploration companies can also expect to experience difficulty in scheduling drilling contracts, airborne geophysical surveys and other services that are key components of early stage exploration programs.

NDT Ventures Ltd.

Annual Management Discussion and Analysis

Competition and Agreements with Other Parties

The mining industry is intensely competitive in all its phases, and NDT competes with other companies that have greater financial resources and technical capacity.  Competition could adversely affect NDT's ability to acquire suitable properties or prospects in the future.

NDT may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and it may have its interest in the properties subject to such agreements reduced as a result.  Also, if other parties to such agreements do not meet their share of such costs, NDT may not be able to finance the expenditures required to complete recommended programs.

Nature of the Securities

The purchase of NDT’s securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks.  NDT’s securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment.  Furthermore, an investment in NDT’s securities should not constitute a major portion of an investor's portfolio.

Price Volatility of Public Stock

In recent years securities markets have experienced extremes in price and volume volatility.  The market price of securities of many early stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies.  It may be anticipated that any market for NDT's shares will be subject to market trends generally and the value of NDT's shares on the TSX Venture Exchange may be affected by such volatility.

Economic Conditions

Unfavourable economic conditions may negatively impact NDT's financial viability.  Unfavourable economic conditions could also increase NDT’s financing costs, decrease net income, limit access to capital markets and negatively impact any of the availability of credit facilities to NDT.

Dependence on Management

NDT is very dependent upon the personal efforts and commitment of its existing management.  To the extent that management's services would be unavailable for any reason, a disruption to the operations of NDT could result, and other persons would be required to manage and operate NDT.

NDT Ventures Ltd.

Annual Management Discussion and Analysis

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of NDT and is derived from unaudited quarterly financial statements prepared by management. NDT’s interim financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Revenues	Income or (Loss) from Continued Operation and Net Income (loss)	Basic Earnings (Loss) per share(1) from Continued Operation and Net Income (loss)	Fully Diluted Loss per share(1) - from Continued Operation and Net Income (loss)
Three months ended 31 May 2004	$ -	$ (251,921)	$ (0.01)	$ (0.01)
Three months ended 29 February 2004	-	(101,407)	(0.00)	(0.00)
Three months ended 30 November 2003	-	(165,276)	(0.01)	(0.01)
Three months ended 31 August 2003	-	(133,347)	(0.01)	(0.01)
Three months ended 31 May 2003	-	(975,259)	(0.04)	(0.04)
Three months ended 28 February 2003	-	(145,765)	(0.01)	(0.01)
Three months ended 30 November 2002	-	(445,699)	(0.02)	(0.02)
Three months ended 31 August 2002	-	(135,526)	(0.01)	(0.01)

(1)

Based on the treasury share method for calculating diluted earnings.

Quarterly results will vary in accordance with the Company’s exploration and financing activities.  The Company’s legal fees will increase in periods where property option and joint venture agreements are in development and negotiation, and investor relations activities increase in proportion to shareholder inquiries, communications and as a result of the Company’s periodic investor presentations.  Results from operations during the twelve months ended May 31, 2004 include $16,570 in respect of the Company’s application of the full fair value based accounting for stock-based compensation, encouraged by CICA Handbook S. 3870.  Stock-based compensation expense varies, and is dependant upon the size, timing and estimated fair value of the stock option grants.

NDT Ventures Ltd.

Annual Management Discussion and Analysis

Fourth Quarter

The Company’s fourth quarter results for the current fiscal period include the impact of the Company’s prospective adoption of full fair value based accounting for all stock based compensation. Using the Black-Scholes Option Pricing Model to estimate the fair value of the 135,000 stock options granted to employees and non-employees during the twelve months ended May 31, 2004, the Company recorded stock-based compensation expense of $16,570.  Prior to June 1, 2003 only pro-forma disclosure was required for stock options granted to employees.  The estimated fair value of the 1,485,000 stock options granted to employees in the twelve months ended May 31, 2003 was $189,709.  The amount of stock-based compensation expense will vary depending upon the size, timing and estimated fair value of the stock options granted.

Also included in the Company’s results for the fourth quarter are write-downs or write-offs of the Company’s capitalized resource property costs.  During the three months ended May 31, 2004, the Company wrote-off capitalized resource costs totaling $123,191 (2003 - $858,636; 2002 - $49,666).  Capitalized resource property costs are written-down or written-off when management has determined there to be an impairment of value, where exploration results indicate that no further work is warranted or when the Company has not conducted active exploration on a property for a period of three or more years.

General and administrative expenses for the three months ended May 31, 2004 include legal fees for property option and joint venture agreements, as well as legal fees for general corporate matters, payments for investor relations conferences as well as ongoing investor relations activities, travel expense and the costs for regulatory compliance.  Also during this period, the Company wrote-down its investment in marketable securities by $1,669 to $113,024.  Overall, the Company’s general and administrative expenses for the fourth quarter are higher than those expenses from other quarters as the Company prepares for the field season and as the Company reviews its capitalized resource property costs.

Proposed Transactions

As at September 16, 2004 there are no proposed transactions that have not been properly disclosed.

Liquidity

The Company’s working capital at May 31, 2004 was $804,424 as compared to working capital of $1,857,918 as at May 31, 2003 and $1,847,230 at May 31, 2002.  During the twelve months ended May 31, 2004, cash and equivalents decreased by $962,232, from $1,867,100 as at May 31, 2003 to $904,868 as at May 31, 2004.  During the year ended May 31, 2003, cash and equivalents increased by $5,865 from $1,861,235. Cash used in operating activities during 2004 totaled $345,592 as compared to cash used in operating activities of $393,695 as at May 31, 2003 and $290,310 used in operating activities for the year ended May 31, 2002.

NDT Ventures Ltd.

Annual Management Discussion and Analysis

Cash used for investing activities was $759,857 (2003 - $689,709; 2002 - $374,651).  The Company’s principal investing activity is the acquisition and exploration of its resource properties.  During the twelve months ended May 31, 2004, the Company spent $801,413 to acquire and explore its resource properties (2003 - $641,954; 2002 $363,351).

During the prior year ended May 31, 2003, the Company completed a short-form offering of 6,950,000 units (5,560,000 flow-through units, 1,390,000 non-flow-through units) at $0.18 for gross proceeds of $1,251,000.  The proceeds from this financing were used during the current year to fund the Company’s exploration activities and for general working capital.

Proceeds from the exercise of warrants to acquire 178,500 common shares during the twelve months ended May 31, 2004 were $34,705 as compared to the prior year when there were no warrant exercises.

Subsequent to the year ended May 31, 2004, the Company completed a private placement for gross proceeds of $700,000.  This private placement consisted of 3,500,000 units at $0.20 per unit.  Each unit consists of one common share and one-half of one share purchase warrant.  Each whole warrant is exercisable to acquire one additional common share of the Company for $0.25 until July 14, 2006.  As part of this private placement, the Company paid an agent’s commission of 8% of gross proceeds ($51,410 in cash, 22,950 units issued), issued 60,000 additional units as a corporate finance fee and issued 350,000 agent’s warrants exercisable at $0.20 until July 14, 2006.

At present, NDT has no operations that generate cash flow and its financial success is dependant on management’s ability to discover economically viable deposits. The mineral exploration process can take many years and is subject to factors that are beyond NDT’s control. The Company currently has sufficient financial resources to meet its administrative overhead expenses and to undertake all of its planned exploration activities for the next twelve months.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for mineral exploration investment, the Company’s track record and the experience and caliber of its management.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control. The Company intends to continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.  However, at the present time the Company has no plans to use debt financing to further its acquisition and exploration activities.

Capital Resources

As at May 31, 2004, the Company’s share capital was $24,424,066 representing 33,537,745 common shares without par value (2003 - $24,304,435 – 32,909,745 common shares; 2002 - $23,168,412 – 25,676,978 common shares).  Included in share capital are stock-based compensation amounts totaling $16,570 (2003 - $Nil; 2002 $Nil).  The deficit accumulated during the exploration stage was $18,812,859 (2003 - $18,160,908; 2002 $16,458,659) as at May

NDT Ventures Ltd.

Annual Management Discussion and Analysis

31, 2004.  After adjusting for the deficit of $3,930,304 prior to the Company’s exploration stage, shareholders’ equity was $1,680,903 as at May 31, 2004, as compared to shareholders’ equity of $2,213,223 at May  31, 2003 and $2,779,449 at May 31, 2002.

The Company had 1,600,000 outstanding stock options as at May 31, 2004 which, if exercised, would increase the Company’s available cash by approximately $245,400.  As at May 31, 2004, the Company had no warrants outstanding.

The Company relies on equity financings and the exercise of convertible securities to fund its exploration activities and corporate/overhead expenses.  In the prior fiscal year and in the months after the current fiscal year-end, the Company was able to secure financing at favourable terms.  There is no guarantee that the Company will be able secure additional financings in the future at terms which are favourable.  To date, the Company has not used debt or other means of financing to further its exploration programs and the Company has no plans to use debt financing at the present time.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning NDT’s general and administrative expenses and resource property costs is provided in the Company’s Consolidated Statement of Loss and Deficit and the Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for May 31, 2004 and May 31, 2003 that is available on NDT’s website at www.northair.com/ndt/ or on its SEDAR Page Site accessed through www.sedar.com

Outstanding Share Data

NDT’s authorized capital is 100,000,000 common shares without par value. As at September 16, 2004, there are 37,120,695 common shares issued and outstanding.

As at September 16, 2004, the following options are outstanding:

	Dated Granted	Number	Price per Share	Expiry Date
Options
Employees	February 17, 2003	140,000	$ 0.15	February 17, 2008
	January 8, 2004	35,000	$ 0.19	January 8, 2009
	June 18, 2004	100,000	$0.175	June 17, 2009
Insiders	February 17, 2003	1,225,000	$ 0.15	February 17, 2008
	January 8, 2004	100,000	$ 0.19	January 8, 2009
	June 18, 2004	750,000	$0.175	June 17, 2009
Total		2,350,000

NDT Ventures Ltd.

Annual Management Discussion and Analysis

As at September 16, 2004, the following warrants are outstanding:

	Dated Granted	Number*	Price per Share	Expiry Date
Subscriber warrants	July 15, 2004	1,750,000	$0.25	July 15, 2006
Agent’s fee warrants	July 15, 2004	11,475	$0.25	July 15, 2006
Corporate finance warrants	July 15, 2004	60,000	$0.25	July 15, 2006
Agent’s warrants	July 15, 2004	350,000	$0.20	July 15, 2006
Total

*represents the number of common shares to be acquired upon exercise

Transactions with Related Parties

Related party transactions are as follows:

a)

As at May 31, 2004, the amount due to related parties consisted of $14,154 (2003 - $14,718), due to International Northair Mines Ltd. (“Northair”), a company with certain directors and officers in common.  This amount is non-interest bearing, unsecured and due on demand.

b)

During the year the Company paid salaries and consulting fees of $86,600 (2003 - $178,815) to directors and officers for geological, exploration and administrative services.

c)

During the year ended May 31, 2004, $11,065 (2003 - $16,030) was paid or accrued for corporate secretarial services to Sharp Management, a company with an officer in common.

d)

Pursuant to an agreement with Northair, the Company receives administrative services from Northair for a fee, fixed annually and paid monthly.  The agreement is automatically renewed from year to year.  Either party can terminate the agreement by giving three months written notice prior to the anniversary date.  During the current fiscal year, $150,000 (2003 - $180,000) was paid to Northair for its services.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Policies including Initial Adoption

The Company did not adopt and does not expect to adopt subsequent to the end of the most recently completed financial year any changes in accounting policies.

Financial Instruments and Other Instruments

NDT’s financial instruments consist of cash and short-term investments, accounts receivable, reclamation bonds, investments, accounts payables and amounts due to an affiliated company.

NDT Ventures Ltd.

Annual Management Discussion and Analysis

Unless otherwise noted, it is management’s opinion that NDT is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of NDT Ventures Ltd. has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional information relating to NDT is on SEDAR at www.sedar.com